SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  -------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                                     Report

                         for the month of September 2004

                                  -------------

                          JINPAN INTERNATIONAL LIMITED
                 (Translation of Registrant's Name Into English)


                   c/o Hainan Jinpan Special Transformer Works
                                  Section D-2,
                             No. 100 Industry Avenue
                             Jinpan Development Area
                               Haikou, Hainan PRC
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                 Form 20-F         |X|      Form 40-F             |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                 Yes               |_|      No                    |X|

         Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's press release dated September 7, 2004, regarding its results of operations for the six month period ended June 30, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  JINPAN INTERNATIONAL LIMITED
                                  (Registrant)



                                  By: /s/ Jing Yuqing
                                     --------------------------------
                                        Name: Jing Yuqing
                                        Title: Secretary


Dated: September 8, 2004

                                  EXHIBIT INDEX

Exhibit Number                   Description                         Page Number
--------------                   -----------                         -----------

       1             Press release dated September 7, 2004

                                    EXHIBIT 1


Englewood Cliffs, New Jersey
Company Contact:  Mr. Mark Du
Tel. No.  201-227-0680

JINPAN INTERNATIONAL LIMITED -Announces 6 months operating results

Englewood Cliffs, NJ September 03, 2004 - Jinpan International Limited (the "Company") (AMEX Symbol: JST) announced today operating results for the first 6 months of 2004. The original estimates for sales growth release on March 15th (20% to 25%) were exceeded coming in at 27% over the sales realized during the first half of 2003. We experienced a 7.5 % increase in our material cost largely resulting from the worldwide price increases of copper and steel. While this affected our gross margin in the first half we expect to start seeing improvements in August 2004. These improvements are driven by the implementation of new production procedures combined with other cost reduction measures. Overall we have raised our expectation for sales growth and feel we will finish the year with 30% year over year sales growth and while maintaining our operating profit to the levels reached during 2003.

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.